FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711


FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing


04035618

SUPPL

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

dlw 7/20

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,206,238	815,065
4	Total consideration paid or payable for the shares	$64,481,837	$3,825,155

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.70 lowest price paid: $4.68 highest price allowed under rule 7.33: $4.93

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	184,978,697

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20-Jul-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

19 July, 2004

Foster's Group Limited re Lensworth Group

The Foster's Group Limited (Foster's) advises that it has appointed external advisers to commence the divestment of its residential property business, the Lensworth Group ("Lensworth").

Foster's had indicated previously that Lensworth, while a highly successful and high returning business, is a non-core asset within its premium branded beverages model. Following the successful resolution of the Emanuel Group litigation (as announced on 13 May 2004) relating to Lensworth, Foster's is free to pursue divestment options for the business with the objective of maximising returns for shareholders.

Foster's will advise the market of any developments regarding Lensworth in due course.

Background Information on Lensworth:

The Lensworth Group, Foster's residential property division, is a leader in creating Australia's most liveable communities. Lensworth lays the groundwork for entire communities, providing infrastructure such as roads, power, water, sewerage and essential services.

In developing broadacre urban sites Lensworth also provides all the elements of a successful community including schools, parkland, recreation, shopping centres and business parks.

Lensworth is currently developing major communities in Queensland (Kawana Waters, North Lakes, Bellvista, Caloundra), New South Wales (Glenmore Park, Wallarah Peninsula), Victoria (Highlands) and South Australia.

Lensworth employs around 100 people.

At 30 June 2003, Lensworth had assets under management (or inventory) with a book value of $283 million (including $107m in payables and liabilities).

For the twelve months ending 30 June 2003, Lensworth generated EBITA of $28.6 million.

Further information:

Media:
Lisa Keenan
Tel: +613 9633 2265
Mob: 0409 150 771

Investors:
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,034,730	171,508
4	Total consideration paid or payable for the shares	$63,678,736	$803,101

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.69 lowest price paid: $4.67 highest price allowed under rule 7.33: $4.93

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	185,793,762

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19-Jul-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,527,452	10,600
4	Total consideration paid or payable for the shares	$56,599,688	$49,608

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.68 lowest price paid: $4.68 highest price allowed under rule 7.33: $4.94

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	187,461,948

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14-Jul-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,447,452	80,000
4	Total consideration paid or payable for the shares	$56,225,288	$374,400

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.74 date: 29-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.68 lowest price paid: $4.68 highest price allowed under rule 7.33: $4.93

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	187,472,548

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Jul-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,371,873	75,579
4	Total consideration paid or payable for the shares	$55,872,485	$352,803

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.67 Lowest price paid: $4.65 Highest price allowed under rule 7.33: $4.94

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	187,552,548

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,871,873	500,000
4	Total consideration paid or payable for the shares	$53,532,685	$2,339,800

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.69 Lowest price paid: $4.66 Highest price allowed under rule 7.33: $4.93

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,601,873	270,000
4	Total consideration paid or payable for the shares	$52,271,785	$1,260,900

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.67 Lowest price paid: $4.67 Highest price allowed under rule 7.33: $4.94

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	188,128,127

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,501,873	600,000
4	Total consideration paid or payable for the shares	$47,123,374	$2,815,260

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.71 Lowest price paid: $4.68 Highest price allowed under rule 7.33: $4.95

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	188,898,127

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 05-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,101,873	500,000
4	Total consideration paid or payable for the shares	49,938,635	2,333,150

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.69 Lowest price paid: $4.64 Highest price allowed under rule 7.33: $4.94

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	188,398,127

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06-Jul-04

Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

2 July, 2004

ASX ANNOUNCEMENT

Foster's Group Limited (Foster's) today confirmed the previously announced departure of Mr Ted Kunkel in July 2004, after 36 years with the group including 12 years as President and Chief Executive Officer.

Mr Kunkel's departure package will comprise:

- superannuation, long service and annual leave entitlements accrued over the 36 years, totalling $12,255,064;
- payments and benefits in lieu of contractual benefits valued at $1,750,000, plus continued participation in the Long Term Incentive Plan (LTIP) which Mr Kunkel was granted in 2000, 2001, 2002 and 2003; and
- a "non-compete" agreement, including the provision of consulting services to the group until 31 August 2006, for $100,000 per annum.

Under his contract Mr Kunkel was entitled to a lump sum on cessation of his employment representing three times his annual cash remuneration. However by mutual agreement with the Board, Mr Kunkel is foregoing most of this cash payment in return for a considerably lower cash amount and continued participation in his performance-linked LTIP entitlements.

Mr Frank Swan, Chairman of Foster's, said Mr Kunkel had made an outstanding contribution to Foster's during his lifetime career with the group.

"In his 12 years as CEO Mr Kunkel transformed Foster's from a company facing considerable upheaval, with a seriously impaired balance sheet, into one of the world's leading premium branded beverage companies with a market capitalisation in excess of $9.5 billion," he said.

Further information:

Media:
Graeme Willersdorf
Tel: +613 9633 2073

Investors:
Robert Porter
Tel: +613 9633 2560

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,016,242	300,000
4	Total consideration paid or payable for the shares	$44,838,150	$1,413,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.73 Date: 21 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.74 Lowest price paid: $4.68 Highest price allowed under rule 7.33: $4.98

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	189,683,758

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30-Jun-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,246,242	770,000
4	Total consideration paid or payable for the shares	$41,190,255	$3,647,895

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.73 date: 21-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.75 lowest price paid: $4.73 highest price allowed under rule 7.33: $5.01

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	189,983,758

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29-Jun-04

Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==